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EXHIBIT 12

OWENS-ILLINOIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Millions of dollars, except ratios)

	Years ended December 31,
	2012	2011	2010	2009	2008
Earnings (loss) from continuing operations before income taxes	$328	$(396)	$426	$216	$440
Less: Equity earnings	(64)	(66)	(59)	(53)	(51)
Add: Total fixed charges deducted from earnings	257	320	260	228	261
Dividends received from equity investees	50	50	62	34	25

Earnings available for payment of fixed charges	$571	$(92)	$689	$425	$675

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$248	$314	$249	$222	$253
Portion of operating lease rental deemed to be interest	9	6	11	6	8

Total fixed charges deducted from earnings and total fixed charges	257	320	260	228	261
Preferred stock dividends (increased to assumed pre-tax amount)					7

Combined fixed charges and preferred stock dividends	$257	$320	$260	$228	$268

Ratio of earnings to fixed charges	2.2		2.7	1.9	2.6
Deficiency of earnings available to cover fixed charges		$412
Ratio of earnings to combined fixed charges and preferred stock dividends					2.5

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  EXHIBIT 12
OWENS-ILLINOIS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of dollars, except ratios)